List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces further restructuring. (01 July 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 July 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 July 2009)	Announcement Company announces acquisition. (27 July 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 July 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 July 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 July 2009)
Announcement Company announces total voting rights. (31 July 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X                          Form 40-F _____

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 03 August 2009	By	/s/S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	DIAGEO ANNOUNCES FURTHER RESTRUCTURING
Released	09:15 01-Jul-2009
Number	8761U09

RNS Number : 8761U
Diageo PLC
01 July 2009

1 July 2009

DIAGEO ANNOUNCES FURTHER RESTRUCTURING AND UPDATES
ON EXISTING INITIATIVES

New restructuring initiatives
Diageo has identified further restructuring opportunities which are expected to give rise to cost savings of approximately £40 million per annum in the year ending 30 June 2012. In addition the cost of production of maturing stocks will be reduced by about £10 million per annum in the year ending 30 June 2011. This will initially be reflected in the value of inventory and will not be reflected in reduced cost of goods sold until future years. Related restructuring costs of approximately £120 million will be taken as an exceptional charge in the year ending 30 June 2010. The cash cost of this exceptional charge is estimated to be £90 million which will largely be incurred in the year ending 30 June 2010.

As part of these restructuring projects, changes to supply operations in Scotland have been announced today including:
•	The consolidation of packaging operations from three sites, at Kilmarnock, Glasgow and Fife, to two sites and the closure of the packaging plant at Kilmarnock.
•	The closure of the Port Dundas distillery and the adjacent cooperage.
•	The outsourcing of certain warehousing operations.

Update on Restructuring Announcement Made in February
In February 2009 Diageo announced a restructuring programme which was estimated to reduce costs by £100 million in the year ending 30 June 2010. The related restructuring charge was estimated to be £200 million. It is now estimated that this restructuring programme will result in a year on year cost reduction totaling £120 million in the year ending 30 June 2010 which will benefit both cost of goods sold and overheads. The associated cost will result in an exceptional charge of approximately £180 million in the year ended 30 June 2009 and a further exceptional charge of £90 million in the year ending 30 June 2010.

Brewing in Ireland
As previously announced Diageo is carrying out a review of its plans for the restructuring of brewing operations in Ireland. The revised proposal will have substantially the same scope as the original proposal, namely the restructuring of all three Diageo breweries in Ireland and is expected to yield cost savings at least equal to the original proposal. An exceptional charge of £78 million was made in respect of the restructuring of brewing operations in Ireland in the year ended 30 June 2008. There will be further exceptional charges of approximately £20 million in the year ended 30 June 2009 and a similar amount in the year ending 30 June 2010.

Summary
In summary Diageo expects to generate cost savings from restructuring of £120 million in the financial year ending 30 June 2010 and an additional £40 million in the financial year ending 30 June 2012. Additional cost savings will accrue from the financial year ending 30 June 2014 in respect of the restructuring of brewing operations in Ireland. Lower inventory costs for maturing stocks will provide additional cost savings but over a longer timescale.

In respect of these cost saving programmes Diageo expects exceptional charges in respect of restructuring of £200 million in the year ended 30 June 2009 (being £180 million in respect of the restructuring programme announced in February 2009 and £20 million in respect of the restructuring of brewing operations in Ireland) and of £210 million in the year ending 30 June 2010 (being £120 million in respect of the restructuring programme announced today and £90 million in respect of the restructuring programme announced in February 2009).

ENDS

Investor enquiries:

Catherine James
+44 (0)20 7927 5272

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 7927 4613

James.crampton@diageo.com

Forward-looking statements
This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.
This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCUUUGAMUPBUMG

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:26 03-Jul-2009
Number	91225-AE12

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 5,128 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,292,391 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,603,931.

3 July 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:58 08-Jul-2009
Number	91257-9AAD

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,972 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,290,419 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,605,903.

8 July 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:30 10-Jul-2009
Number	91529-7628

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1.
it received notification on 10 July 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 July 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares
N C Rose	23
P S Walsh	23

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 July 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	21
S Fletcher	23
D Gosnell	23
J Grover	23
A Morgan	23
G Williams	23
I Wright	23

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.71.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 July 2009 from Dr F B Humer, a director of the Company, that he had purchased 914 Ordinary Shares on 10 July 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £8.71.

3. it received notification on 10 July 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 114 Ordinary Shares on 10 July 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.71.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr F B Humer	14,414
N C Rose	453,918
H T Stitzer	6,815
P S Walsh	719,899

Name of PDMR	Number of Ordinary Shares
N Blazquez	43,321
S Fletcher	152,058
D Gosnell	59,512
J Grover	149,660
A Morgan	176,766
G Williams	243,936 (of which 5,992 are held as ADS*)
I Wright	30,133

P D Tunnacliffe

Company Secretary

10 July 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 13-Jul-2009
Number	91403-8A6A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 7,836 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,282,583 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,613,739.

13 July 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	07:00 27-Jul-2009
Number	2907W07

RNS Number : 2907W
Diageo PLC
27 July 2009

27 July 2009

Diageo's East African subsidiary, East African Breweries Limited, issues statement in respect of Tanzania operations to Kenyan stock exchange

East African Breweries Limited (EABL), a subsidiary of Diageo, has issued a cautionary announcement that on 16 July 2009 it entered into a conditional agreement to acquire a substantial interest in a Tanzanian company, Serengeti Breweries Limited (SBL), from existing shareholders for an undisclosed sum.

EABL has also given notice to terminate its existing brewing and distribution agreement with Tanzania Breweries Limited, for the manufacture and sale of its brands in Tanzania. Issues have arisen between EABL and Tanzania Breweries Limited which are currently the subject of legal proceedings. Therefore, Tanzania Breweries Limited currently remains the sole and exclusive manufacturer and distributor of EABL products in Tanzania.

SBL is Tanzania's second largest brewing operation and maker of the popular Serengeti Lager. SBL currently accounts for 17 per cent of the Tanzanian market by volume, and has grown market share by 10 per cent over the last three years. Serengeti Lager, a premium priced product, is the flagship brand of SBL accounting for 85 per cent of its sales volume. As at 31 December 2008, SBL's total gross assets were 83,438million Tanzanian Shillings (approximately £38million at current exchange rates).

SBL will form an integral part of EABL's East African supply footprint providing additional capacity to Kenya and Uganda.

Enquiries

For Diageo Investor Relations

Stephen Howe
+44 (0)20 7927 4216
Stephen.howe@diageo.com

For Diageo Media Relations

James Crampton
+44 (0)7803 856 452
james.crampton@diageo.com

Notes to editors

•	Diageo plc owns 50.03% of EABL, which is listed on the Kenyan, Ugandan and Tanzanian stock exchanges.
•	The transaction is conditional on, amongst other things, receipt of approval from the Tanzania Fair Competition Commission and EABL shareholder approval.

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Diageo Africa
Diageo Africa is the trading name for the group of Diageo corporate entities and people who trade in and for the Africa region. Diageo Africa includes all of Diageo's business interest in continental sub-Saharan countries and outlying islands, including Reunion, Mauritius and Seychelles. We operate through wholly or partly owned operations and a range of partnerships and licensing agreements. Diageo Africa region is active in brewing and distilling and our brands are enjoyed in over 40 African countries. The region contributes to nearly a third of Diageo's net sales of beer globally and employs over 4,500 employees. Several of the larger Diageo companies in Africa are quoted on local stock exchanges. All of these companies have active corporate social responsibility programmes, covering initiatives in water, health, education and other areas of value to the communities in which we operate.

East African Breweries Limited is one of the largest beverage companies in the region, with breweries in Kenya and Uganda. Made up of five subsidiaries, Kenya Breweries, Uganda Breweries, Central Glass Industries, East African Maltings and UDV Kenya, the company has been in existence since 1923. Its flagship brands include Tusker Lager, Pilsner, Guinness, Smirnoff Vodka, Johnnie Walker Scotch Whisky, Senator and Alvaro non-alcoholic malt drinks

It is quoted in the three East African bourses and is the second largest company by market capitalisation at the Nairobi Stock Exchange. Through its EABL Foundation, the company has enriched the lives of over two million people across the region in the past three years through the provision of water, education and environmental care to the communities in which it operates.

Serengeti Breweries Limited is the second largest beer company in Tanzania accounting for 17% of the market by volume. SBL currently operates two breweries in Tanzania - one in Dar es Salaam and one in Mwanza - and a third brewery is being built in Moshi. SBL have grown market share by 10 percentage points over the last three years. 85% of SBL sales volume are derived from Premium Serengeti Lager. Other brands are Kick lager, Vitamalt and other brands brewed under license.

-ENDS-

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQUNVBRKNRBUAR

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:25 31-Jul-2009
Number	91223-8A42

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 5,537 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,277,046 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,642,063.

31 July 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:28 31-Jul-2009
Number	91225-A909

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,919,109 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,277,046 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,642,063 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 July 2009

END